UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

C-Bond Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12508X 10 9
(CUSIP Number)

Scott R. Silverman 6035 South Loop East Houston, TX 77033 832-649-5658
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

01/17/2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.______
(1)		Names of reporting persons
Scott R. Silverman
(2)		Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)		SEC use only

(4)		Source of funds (see instructions)
PF OO
(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)		Citizenship or place of organization
United States of America
Number of shares beneficially owned by each reporting person with:
	(7)	Sole voting power
67,315,575* See ITEM 4.
	(8)	Shared voting power
0
	(9)	Sole dispositive power
67,315,575

	(10)	Shared dispositive power
0
(11)		Aggregate amount beneficially owned by each reporting person
67,315,575
(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)		Percent of class represented by amount in Row (11)
15.9%
(14)		Type of reporting person (see instructions)
IN

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of C-Bond Systems, Inc. (the “Issuer”). The principal executive office of the Issuer is 6035 South Loop East, Houston, TX 77033.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name; Scott R. Silverman

(b)	Residence or business address; 6035 South Loop East, Houston, TX 77033

(c)	Present principal occupation or employment; Chairman and Chief Executive Officer of the Issuer

(d)	Criminal Convictions: None

(e)	Civil Proceedings: None per the instructions provided for ITEM 2.(e)

(f)	Citizenship/State of Incorporation/Organization: United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

On January 17, 2023, the Issuer entered into a Subscription Agreement with its Chairman and Chief Executive Officer, Scott R. Silverman (the “Subscription Agreement”), whereby Mr. Silverman purchased 54,545,455 shares of the Company’s common stock, par value $0.001 (the “Common Stock”), for $300,000, or $0.0055 per share, the closing price of the Company’s Common Stock on the date of the Subscription Agreement (the “Consideration”). The Consideration consisted of $275,000 paid to the Company via wire transfer and the conversion of $25,000 of accrued compensation owed to Mr. Silverman.

A copy of the Subscription Agreement is attached hereto as Exhibit 1, incorporated by reference to that certain exhibit filed on the Company’s Form 8-K on January 19, 2023, and is incorporated herein by reference.

Prior to the Subscription Agreement, Mr. Silverman held 9,770,120 shares of Common Stock, which shares were granted to him during the years 2018 through 2020, and 3,000,000 shares issuable upon the exercise of stock options.

*Mr. Silverman also owns 745 shares of the Issuer’s Series B Convertible Preferred Stock (“Series B”), which shares are not registered, and which may convert into 135,454,545 shares of Common Stock, subject to adjustment as described in the Certificate of Designations of Preferences, Rights, and Limitations of the Series B (the “Certificate”). The Series B carries majority voting rights of 50 votes of Common Stock to every 1 share of Series B. Although Mr. Silverman has no intention of converting any shares of Series B in the next 60 days, the Series B may be redeemed by the Issuer or convert into Common Stock as further described in the Certificate.

Other than as described above and in Item 6 of this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Silverman beneficially owns 67,315,575 shares of the Issuer’s common stock.

(b) The number of shares of Common Stock as to which the Sponsor has:

(i)	Sole power to vote or direct the vote: 67,315,575

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 67,315,575

(iv)	Shared power to dispose or direct the disposition: 0

(c) During the past 60 days, Mr. Silverman has not effected any transactions in the Issuer’s Common Stock.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 –	Form of Subscription Agreement, dated January 17, 2023, between C-Bond Systems, Inc. and Scott R. Silverman
Exhibit 2 –	Certificate of Designations of Preferences, Rights, and Limitations of Series B Convertible Preferred Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	January 24, 2023
Signature	/s/ Scott R. Silverman
Name/Title	Scott R. Silverman, Chairman and Chief Executive Officer

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